Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended
	March 31,
	2009	2008
Income from continuing operations before income tax	$111,345	$157,027

Add:
Fixed charges	58,646	66,481
Amortization of capitalized interest	2,148	1,745

Less:
Interest capitalized	2,260	2,128
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—

Earnings as adjusted	$169,879	$223,125

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$44,596	$51,954
Interest capitalized	2,260	2,128
Portion of rent expense representative of interest (30%)	11,790	12,399

Fixed charges	$58,646	$66,481

Ratio of earnings to fixed charges	2.90	3.36

Deficiency of earnings to cover fixed charges	$—	$—